

Mail Stop 3628

December 17, 2008

<u>Via Facsimile and U.S. Mail</u>

Scott M. Stanton, Esq.
Morrison & Foerster LLP
12531 High Bluff Drive
Suite 100
San Diego, CA 92130

   Re: **Mentor Corporation**
      Amendment No. 1 to Schedule 14D-9
      Filed December 17, 2008
      Schedule 14D-9
      Filed December 12, 2008
      File No. 005-35178

Dear Mr. Stanton:

   We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14D-9

Item 4. The Solicitation or Recommendation, page 7

Reasons for the Offer and the Merger, page 15

1. This section refers to a wide variety of factors considered by the Board in connection with their evaluation of the offer. Item 4 of Schedule 14D-9 and the

corresponding Item 1012(b) of Regulation M-A, however, require that the actual reasons be stated to explain the board's position. Please revise this section to clarify which of the factors are in fact reasons in support of the Board's decision to recommend that stockholders accept the tender offer.

Opinion of the Company's Financial Advisor, page 18

2. In light of the fact that the fairness opinion of Citi appears to have constituted a basis for your recommendation, please revise to provide a clearer discussion of the analyses performed by Citi. For each analysis, please expand your disclosure to describe the underlying data, including how Citi determined the multiples used in each analysis, the assumptions made under each method, and the criteria for choosing the companies and transactions that are a part of the comparisons, as applicable, and disclose whether any companies/ transactions meeting the selected criteria were not included in Citi's analyses. Further, please disclose the meaning and significance of each analysis and draw a conclusion between the results of the analysis and the specific consideration offered in the transaction. In this regard, we note that the implied per share equity value reference range under the selected precedent transactions analysis was above the offer price. See Item 8 of Schedule 14D-9 and corresponding Item 1011(b) of Regulation M-A.

Closing comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures the company has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions